

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2024

Edward H. Murphy
Chief Executive Officer
IZEA Worldwide, Inc.
1317 Edgewater Dr., #1880
Orlando, FL 32804

   Re: IZEA Worldwide, Inc.
     Registration Statement on Form S-3
     Filed May 15, 2024
     File No. 333-279424

Dear Edward H. Murphy:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Scott Anderegg at 202-551-3342 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services